Exhibit 99.1

Consolidated Financial Statements of

Almaden Minerals Ltd.

For the years ended December 31, 2019, 2018 and 2017

Almaden Minerals Ltd.

December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and Directors of

Almaden Minerals Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Almaden Minerals Ltd. (the “Company”), as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive loss, cash flows, and changes in equity for the years ended December 31, 2019, 2018, and 2017, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019, 2018, and 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 26, 2020

Almaden Minerals Ltd.

Consolidated statements of financial position

(Expressed in Canadian dollars)

	December 31, 2019	December 31, 2018
	$	$
ASSETS
Current assets
Cash and cash equivalents (Note 12)	912,214	5,080,580
Gold in trust (Note 8)	1,576,366	-
Accounts receivable and prepaid expenses (Note 4)	160,717	404,416
	2,649,297	5,484,996

Non-current assets
Right-of-use assets (Note 5)	273,222	-
Property, plant and equipment (Note 6)	14,168,326	13,764,928
Exploration and evaluation assets (Note 7)	56,973,010	54,678,470
	71,414,558	68,443,398
TOTAL ASSETS	74,063,855	73,928,394

LIABILITIES
Current liabilities
Trade and other payables (Note 10 (b))	778,841	1,128,407
Current portion of lease liabilities (Note 5)	121,948	-
	900,789	1,128,407

Non-current liabilities
Long-term portion of lease liabilities (Note 5)	170,731	-
Gold loan payable (Note 8)	2,541,338	-
Derivative financial liabilities (Note 8)	430,965	-
Deferred income tax liability (Note 13)	1,434,882	1,434,882
	4,577,916	1,434,882
Total liabilities	5,478,705	2,563,289

EQUITY
Share capital (Note 9)	127,022,366	127,022,366
Reserves (Note 9)	17,689,952	16,706,832
Deficit	(76,127,168)	(72,364,093)
Total equity	68,585,150	71,365,105
TOTAL EQUITY AND LIABILITIES	74,063,855	73,928,394

Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on March 26, 2020.

They are signed on the Company’s behalf by:

/s/Duane Poliquin	/s/Mark T. Brown
Director	Director

Almaden Minerals Ltd.

Consolidated statements of comprehensive loss

(Expressed in Canadian dollars)

		Year ended December 31,
	2019	2018	2017
Expenses	$	$	$
Professional fees	691,628	602,402	567,877
Salaries and benefits (Note 10(a))	1,614,992	1,858,788	1,480,745
Travel and promotion	262,094	275,921	294,413
Depreciation (Note 6)	24,199	28,277	28,274
Office and license (Note 10(b))	93,252	139,545	159,024
Rent (Note 10(b))	-	171,873	153,339
Amortization of right-of-use assets (Note 5)	121,432	-	-
Occupancy expenses (Note 5)	39,561	-	-
Interest expense on lease liabilities (Note 5)	32,305	-	-
Arrangement fee on gold loan payable (Note 8)	50,000	-	-
Interest, accretion and standby fees on gold loan payable (Note 8)	216,918	-	-
Listing and filing fees	225,432	179,247	197,994
Insurance	66,096	66,942	55,007
Directors’ fees (Note 10(a))	70,000	70,000	70,000
Share-based payments (Note 9(d) and 10(a))	933,120	1,308,740	2,693,070
	4,441,029	4,701,735	5,699,743

Other income (loss)
Administrative services fees (Note 10(b))	959,413	785,917	499,798
Interest income	41,650	164,435	154,943
Loss on sale of property, plant and equipment	-	-	(1,760)
Finance fees	(204,231)	-	-
Impairment of exploration and evaluation assets (Note 7)	(501,620)	-	-
Unrealized loss on derivative financial liabilities (Note 8)	(66,631)	-	-
Unrealized gain on gold in trust (Note 8)	236,217	-	-
Unrealized foreign exchange on gold loan payable (Note 8)	102,104	-	-
Unrealized foreign exchange on gold in trust (Note 8)	(73,937)	-	-
Realized gain on sale of gold in trust (Note 8)	200,932	-	-
Foreign exchange gain (loss)	(15,943)	239,716	(184,533)
	677,954	1,190,068	468,448
Loss before income taxes	(3,763,075)	(3,511,667)	(5,231,295)
Deferred income tax recovery (Note 13)	-	-	-
Net loss for the year	(3,763,075)	(3,511,667)	(5,231,295)

Total comprehensive loss for the year	(3,763,075)	(3,511,667)	(5,231,295)

Basic and diluted net loss per share (Note 11)	(0.03)	(0.03)	(0.05)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of cash flows

(Expressed in Canadian dollars)

	Year ended December 31,
	2019	2018	2017
	$	$	$
Operating activities
Net loss for the year	(3,763,075)	(3,511,667)	(5,231,295)
Items not affecting cash
Depreciation	24,199	28,277	28,274
Impairment of exploration and evaluation assets	501,620	-	-
Loss on disposal of property, plant and equipment	-	-	1,760
Amortization of right-of-use assets	121,432	-	-
Arrangement fee on gold loan payable	50,000	-	-
Interest, accretion and standby fees on gold loan payable	216,918	-	-
Unrealized loss on derivative financial liabilities	66,631	-	-
Unrealized gain on gold in trust	(236,217)	-	-
Realized gain on sale of gold in trust	(200,932)	-	-
Unrealized foreign exchange on gold loan payable	(102,104)	-	-
Unrealized foreign exchange on gold in trust	73,937	-	-
Share-based payments	933,120	1,308,740	2,693,070
Changes in non-cash working capital components
Accounts receivable and prepaid expenses	243,699	(35,453)	11,935
Trade and other payables	178,447	290,182	(178,511)
Net cash used in operating activities	(1,892,325)	(1,919,921)	(2,674,767)
Investing activities
Deposit on mill equipment	-	(7,694,900)	(3,642,826)
Property, plant and equipment – purchase	(427,597)	(802,804)	(305,074)
Exploration and evaluation assets – costs	(3,324,173)	(9,674,048)	(8,860,153)
Net cash used in investing activities	(3,751,770)	(18,171,752)	(12,808,053)
Financing activities
Issuance of shares, net of share issue costs	-	8,838,441	19,115,418
Options exercised	-	16,560	1,105,290
Share issuance cost on cashless exercise of options (Note 9(d))	-	(17,282)	(203,232)
Warrants and finders’ warrants exercised	-	-	2,029,872
Net proceeds on gold in trust	1,577,704	-	-
Repayment of lease liabilities	(101,975)	-	-
Net cash from financing activities	1,475,729	8,837,719	22,047,348

Change in cash and cash equivalents	(4,168,366)	(11,253,954)	6,564,528
Cash and cash equivalents, beginning of year	5,080,580	16,334,534	9,770,006
Cash and cash equivalents, end of year	912,214	5,080,580	16,334,534

Supplemental cash and cash equivalents information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Consolidated statements of changes in equity

(Expressed in Canadian dollars)

	Share capital		Reserves
	Number of shares	Amount	Share-based payments	Warrants	Total reserves	Deficit	Total
		$	$	$	$	$	$
Balance, January 1, 2017	86,165,443	95,290,220	13,040,593	511,508	13,552,101	(63,621,131)	45,221,190
Share-based payments	-	-	2,693,070	-	2,693,070	-	2,693,070
Private placements, net	12,377,207	18,934,727	-	-	-	-	18,934,727
Finders' warrants issued pursuant to private placement	-	-	-	180,691	180,691	-	180,691
Shares issued for cash on exercise of finders’ warrants	30,472	43,205	-	-	-	-	43,205
Fair value of finders’ warrants transferred to share capital	-	12,797	-	(12,797)	(12,797)	-	-
Shares issued for cash on exercise of warrants	1,986,667	1,986,667	-	-	-	-	1,986,667
Shares issued for cash on exercise of stock options	1,107,000	1,105,290	-	-	-	-	1,105,290
Fair value of cash stock options transferred to share capital	-	496,859	(496,859)	-	(496,859)	-	-
Shares issued on cashless exercise of stock options	532,836	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(203,232)	-	-	-	-	(203,232)
Fair value of cashless stock options transferred to share capital	-	387,930	(387,930)	-	(387,930)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(5,231,295)	(5,231,295)
Balance, December 31, 2017	102,199,625	118,054,463	14,848,874	679,402	15,528,276	(68,852,426)	64,730,313
Share-based payments	-	-	1,308,740	-	1,308,740	-	1,308,740
Private placements, net	9,440,000	8,838,441	-	-	-	-	8,838,441
Finders' warrants issued pursuant to private placement	-	(36,566)	-	36,566	36,566	-	-
Shares issued for cash on exercise of stock options	23,000	16,560	-	-	-	-	16,560
Fair value of cash stock options transferred to share capital	-	6,670	(6,670)	-	(6,670)	-	-
Shares issued on cashless exercise of stock options	64,094	-	-	-	-	-	-
Shares issuance cost on cashless exercise of options	-	(17,282)	-	-	-	-	(17,282)
Fair value of cashless stock options transferred to share capital	-	160,080	(160,080)	-	(160,080)	-	-
Total comprehensive loss for the year	-	-	-	-	-	(3,511,667)	(3,511,667)
Balance, December 31, 2018	111,726,719	127,022,366	15,990,864	715,968	16,706,832	(72,364,093)	71,365,105
Share-based payments	-	-	933,120	-	933,120	-	933,120
Fair value of warrants issued for arrangement fee on gold loan payable	-	-	50,000	-	50,000	-	50,000
Total comprehensive loss for the year	-	-	-	-	-	(3,763,075)	(3,763,075)
Balance, December 31, 2019	111,726,719	127,022,366	16,973,984	715,968	17,689,952	(76,127,168)	68,585,150

The accompanying notes are an integral part of these consolidated financial statements.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

1.	Nature of operations

Almaden Minerals Ltd. (the “Company” or “Almaden”) was formed by amalgamation under the laws of the Province of British Columbia, Canada on February 1, 2002. The Company is an exploration stage public company that is engaged directly in the exploration and development of exploration and evaluation properties in Canada and Mexico. The address of the Company’s registered office is Suite 1710 –1177 West Hastings Street, Vancouver, BC, Canada V6E 2L3.

The Company is in the business of exploring and developing mineral projects and its principal asset is the Ixtaca precious metals project located on its Tuligtic claim in Mexico. The Company has not yet determined whether this project has economically recoverable mineral reserves. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain the necessary financing or participation of joint venture partners to complete development of the properties, and upon future profitable production or proceeds from the disposition of exploration and evaluation assets.

2.	Basis of presentation

(a)	Statement of Compliance with International Financial Reporting Standards (“IFRS”)

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

(b)	Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial assets and financial liabilities at fair value through profit or loss. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are effective as at December 31, 2019.

Certain amounts in prior years have been reclassified to conform to the current period presentation.

(c)	Functional currency

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

2.	Basis of presentation (Continued)

(d)	Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgements and estimates. The consolidated financial statements include judgements and estimates which, by their nature, are uncertain. The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position dates, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained; and
o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale (Notes 7 and 13).

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in profit or loss;
o	The recoverability of the value of the exploration and evaluation assets which is recorded in the consolidated statements of financial position (Note 3(f));
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options, warrants, and derivative financial liabilities in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment or could be affected by significant factors that are out of the Company’s control;

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

2.	Basis of presentation (Continued)

(d)	Significant accounting judgments and estimates

o	The provision for income taxes which is included in profit or loss and the composition of deferred income tax liability included in the consolidated statement of financial position and the evaluation of the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions;
o	The assessment of indications of impairment of each exploration and evaluation asset and property plant and equipment and related determination of the net realizable value and write-down of those assets where applicable (Note 3(f));
o	The estimated incremental borrowing rate used to calculate the lease liabilities;
o	The estimated fair value of gold in trust; and
o	The estimated initial fair value of gold loan payable.

3.	Significant accounting policies

(a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as follows:

	Jurisdiction	Nature of operations

Puebla Holdings Inc.	Canada	Holding company
Minera Gorrion, S.A. de C.V.	Mexico	Exploration company
Molinos de Puebla, S.A. de C.V.	Mexico	Holding company

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing these consolidated financial statements.

(b)	Foreign currencies

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the transaction dates. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(c)	Financial instruments

A financial asset is classified as measured at: amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Company's financial assets consist primarily of cash and cash equivalents, and accounts receivable and are classified at amortized cost.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(c)	Financial instruments (continued)

Financial liabilities comprise the Company’s trade and other payables. Financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. Trade and other payables and lease obligations are recognized initially at fair value and subsequent are measured at amortized costs using the effective interest method, when materially different from the initial amount. Derivative financial liabilities are classified as FVTPL. Fair value is determined based on the present value of future cash flow, discounted at the market rate of interest.

(i)	Impairment of financial assets

An ‘expected credit loss’ (ECL) model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. The Company's financial assets measured at amortized cost and subject to the ECL model include cash and cash equivalents, and accounts receivable.

(ii)	Embedded derivatives

Derivatives may be embedded in other financial instruments (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in profit or loss.

(d)	Cash and cash equivalents

Cash equivalents include money market instruments which are readily convertible into cash or have maturities at the date of purchase of less than ninety days.

(e)	Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, and are depreciated annually on a declining-balance basis if available-for-use at the following rates:

Furniture, fixtures and other	20%
Computer hardware and software	30%
Geological library	20%
Field equipment	20%
Mill equipment	Straight line over mine life (11 years)

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(f)	Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and, accordingly, follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims to which the Company has rights and crediting all proceeds received from farm-out arrangements or recovery of costs against the cost of the related claims. Acquisition costs include, but are not exclusive to land surface rights acquired. Deferred exploration costs include, but are not exclusive to geological, geophysical studies, annual mining taxes, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to profit or loss on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to profit or loss at the time of any abandonment or when it has been determined that there is evidence of an impairment.

The Company considers the following facts and circumstances in determining if it should test exploration and evaluation assets for impairment:

(i)	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

(ii)	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

(iii)	exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

(iv)	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation assets is unlikely to be recovered in full from successful development or by sale.

An impairment charge may be reversed but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized. General exploration costs in areas of interest in which the Company has not secured rights are expensed as incurred.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in profit or loss costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to development asset within property, plant and equipment.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(f)	Exploration and evaluation assets (Continued)

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.

Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to profit or loss. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

(g)	Impairment of property, plant and equipment

Property, plant and equipment are reviewed for impairment at least annually, or if there is any indication that the carrying amount may not be recoverable. If any such indication is present, the recoverable amount of the asset is estimated in order to determine whether impairment exists. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount is reduced to the recoverable amount by way of recording an impairment charge to profit or loss. Where an impairment subsequently reverses, the carrying amount is increased to the revised estimate of recoverable amount but only to the extent that this does not exceed the carrying value that would have been determined if no impairment had previously been recognized.

(h)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(h)	Income taxes (Continued)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(i)	Share-based payments

The Company’s stock option plan allows Company employees, directors, officers and consultants to acquire shares of the Company. The fair value of options granted is recognized as share-based payment expense with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

Fair value is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest. In situations where equity instruments are issued to consultants and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services received.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(j)	Share capital

Proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company, in addition to the proportionate amount of reserves originally created at the issuance of the stock options or warrants. Share capital issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and common share purchase warrants based on the residual value method. Under this method, the proceeds are allocated to common shares based on the fair value of a common share at the announcement date of the unit offering and any residual remaining is allocated to common share purchase warrants.

(k)	Reclamation and closure cost obligations

Decommissioning and restoration provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation and discount rates. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows discounted for the market discount rate.

Over time, the discounted liability is increased for the changes in the present value based on the current market discount rates and liability risks. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

When the Company enters into an option agreement on its exploration and evaluations assets, as part of the option agreement, responsibility for any reclamation and remediation becomes the responsibility of the optionee.

(l)	Net loss per share

The Company presents the basic and diluted net loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted net loss per share is determined by adjusting the net loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares (Note 11).

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

3.	Significant accounting policies (Continued)

(m)	Application of new and revised accounting standards effective January 1, 2019

The following new accounting standards and amendments which the Company adopted and are effective for the Company's annual consolidated financial statements commencing January 1, 2019:

IFRS 16 Leases

Effective January 1, 2019, the Company adopted IFRS 16 which superseded IAS 17. The most significant effect of the new lease standard is the lessee’s recognition of the initial present value of unavoidable future lease payments as right-of-use (“ROU”) assets and lease liabilities on the statement of financial position, including those for most leases that would have previously been accounted for as operating leases under IAS 17. Both leases with durations of 12 months or less and leases for low-value assets may be exempted.

The Company has office leases for its headquarter in Vancouver, British Columbia. In accordance with the modified retrospective approach, ROU assets of $394,654 and lease liabilities of $394,654 were recognized upon initial adoption of IFRS 16 on January 1, 2019. As a transitional practical expedient permitted by IFRS 16 as at January 1, 2019, only contracts that were previously identified as leases applying IAS 17 and IFRIC 4, Determining Whether an Arrangement Contains a Lease, were assessed as part of the transition to the new standard. Only contracts entered into (or modified) after January 1, 2019 have been assessed for being, or containing, leases applying the criteria of the new standard.

The application of IFRS 16 requires the Company to make judgments that affect the valuation of the lease liabilities and the valuation of ROU assets. These include: determining contracts that are within the scope of IFRS 16; determining the contract term; and determining the interest rate used for the discounting of future cash flows.

The ROU assets are recognized initially at the value of lease liabilities at recognition with any prepaid payments, initial direct costs and dismantling costs less any lease incentives received

The lease term determined by the Company comprises the non-cancellable period of lease contracts; the period covered by an option to extend the leases, if the Company is reasonably certain to exercise that option; and the periods covered by an option to terminate the lease, if the Company is reasonably certain not to exercise that option. The amortization rate of ROU assets is based on the shorter of the useful life of the underlying asset or the lease term determined. The present value of the lease payment is determined using the discount rate representing the weighted average incremental borrowing rate the Company could secure. There are no restrictions or covenants imposed by the Company’s leases.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

4.	Accounts receivable and prepaid expenses

Accounts receivable and prepaid expenses consist of the following:

	December 31,	December 31,
	2019	2018
Accounts receivable (Note 10(b))	$100,209	$300,700
Prepaid expenses	60,508	103,716
	$160,717	$404,416

At December 31, 2019, the Company has recorded value added taxes of $276,407 (2018 - $444,994) included in exploration and evaluation assets, as the value added tax relates to certain projects and is expected to be recovered when the assets are sold (Note 7).

5.	Right-of-use assets and lease liabilities

The Company has lease agreements for its headquarter office space in Vancouver, B.C. Upon transition to IFRS 16, the Company recognized $394,654 of ROU assets and $394,654 of lease liabilities.

The lease liability at January 1, 2019 can be reconciled to the operating lease obligations as of December 31, 2018 as follows:

Operating lease obligations as of December 31, 2018	$613,764
Discounting using the January 1, 2019 incremental borrowing rate (1)	(84,579)
Operating lease obligations as of January 1, 2019	529,185
Less: Non-lease components	(134,531)
Lease liabilities recognized as of January 1, 2019	$394,654

(1)	The lease liabilities were discounted using an incremental borrowing rate as at January 1, 2019 of 9.5% per annum.

The continuity of lease labilities for the year ended December 31, 2019 is as follows:

Lease Liabilities
January 1, 2019	$394,654
Less: lease payments	(134,280)
Interest expense	32,305
292,679
Less: current portion of lease liabilities	(121,948)
Long-term portion of lease liabilities – December 31, 2019	$170,731

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

5.	Right-of-use assets and lease liabilities (Continued)

The continuity of ROU assets for the year ended December 31, 2019 is as follows:

ROU assets
January 1, 2019	$394,654
Less: amortization of ROU assets	(121,432)
December 31, 2019	$273,222

During the year ended December 31, 2019, the Company recognized occupancy expenses of $39,561.

As at December 31, 2019, the remaining payments for operating lease are due as follows:

	2020	2021	2022	2023	2024	Total
Office lease	$191,512	$192,336	$48,084	-	-	$431,932

6.	Property, plant and equipment

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2018	158,219	248,896	196,767	51,760	245,647	13,673,883	14,575,172
Additions	-	2,450	584	-	-	424,563	427,597
December 31, 2019	158,219	251,346	197,351	51,760	245,647	14,098,446	15,002,769

Accumulated depreciation
December 31, 2018	138,928	223,878	172,300	49,845	225,293	-	810,244
Depreciation	4,613	7,719	7,413	383	4,071	-	24,199
December 31, 2019	143,541	231,597	179,713	50,228	229,364	-	834,443

Carrying amounts
December 31, 2018	19,291	25,018	24,467	1,915	20,354	13,673,883	13,764,928
December 31, 2019	14,678	19,749	17,638	1,532	16,283	14,098,446	14,168,326

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

6.	Property, plant and equipment (Continued)

	Furniture and fixtures and other	Computer hardware	Computer software	Geological library	Field equipment	Mill equipment	Total
	$	$	$	$	$	$	$
Cost
December 31, 2017	264,133	247,199	189,563	51,760	245,647	265,997	1,264,299
Additions	4,126	1,697	7,204	-	-	789,777	802,804
Transfer from deposit on mill equipment	-	-	-	-	-	12,618,109	12,618,109
December 31, 2018	268,259	248,896	196,767	51,760	245,647	13,673,883	14,685,212

Accumulated depreciation
December 31, 2017	244,524	213,702	164,211	49,366	220,204	-	892,007
Depreciation	4,444	10,176	8,089	479	5,089	-	28,277
December 31, 2018	248,968	223,878	172,300	49,845	225,293	-	920,284

Carrying amounts
December 31, 2017	19,609	33,497	25,352	2,394	25,443	265,997	372,292
December 31, 2018	19,291	25,018	24,467	1,915	20,354	13,673,883	13,764,928

The Company acquired the Rock Creek mill on June 12, 2018. As at December 31, 2018, mill equipment of $13,673,883 is recorded in property, plant and equipment and will be depreciated when the mill equipment is in the condition and location ready for its intended use, which will commence once the Company enters the commercial production phase.

On August 9, 2018, the Company paid USD$250,000 ($326,000) to extend the mill storage in Alaska, USA until October 31, 2019. An additional extension to October 31, 2020 was granted by paying a further USD$250,000 ($324,700) of which was accrued in accounts payable at December 31, 2019. The Company paid the extension fee of USD$50,000 ($64,940) on January 31, 2020 with the remaining due on June 30, 2020.

During the year ended December 31, 2019, an additional mill mobilization payment of USD$75,000 ($99,863) (2018 - USD$352,200 ($463,777)) were made and recorded in mill equipment under property, plant and equipment.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

7.	Exploration and evaluation assets

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2018)	9,159,951	1	9,159,952
Additions	300,323	-	300,323
Closing balance - (December 31, 2019)	9,460,274	1	9,460,275
Deferred exploration costs:
Opening balance - (December 31, 2018)	45,518,518	-	45,518,518
Costs incurred during the year
Drilling and related costs	9,948	-	9,948
Professional/technical fees	74,921	-	74,921
Claim maintenance/lease costs	165,420	-	165,420
Geochemical, metallurgy	150,881	-	150,881
Technical studies	807,270	-	807,270
Travel and accommodation	470,815	-	470,815
Geology, geophysics and exploration	233,067	-	233,067
Supplies and miscellaneous	112,492	-	112,492
Environmental and permit	262,538	-	262,538
Value-added tax (Note 4)	276,407		276,407
Refund - Value-added tax	(67,922)	-	(67,922)
Impairment of deferred exploration costs	(501,620)	-	(501,620)
Total deferred exploration costs during the year	1,994,217	-	1,994,217
Closing balance - (December 31, 2019)	47,512,735	-	47,512,735
Total exploration and evaluation assets	56,973,009	1	56,973,010

Impairment of deferred exploration costs relates to mineral concession taxes paid on portions of certain mineral concessions dropped on the Tuligtic property.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

	Tuligtic	Other Property	Total
Exploration and evaluation assets	$	$	$
Acquisition costs:
Opening balance - (December 31, 2017)	7,537,577	1	7,537,578
Additions	1,622,374	-	1,622,374
Closing balance - (December 31, 2018)	9,159,951	1	9,159,952
Deferred exploration costs:
Opening balance - (December 31, 2017)	37,266,620	-	37,266,620
Costs incurred during the year
Drilling and related costs	993,311	-	993,311
Professional/technical fees	59,038	-	59,038
Claim maintenance/lease costs	145,524	-	145,524
Geochemical, metallurgy	742,157	-	742,157
Technical studies	4,510,034	-	4,510,034
Travel and accommodation	457,968	-	457,968
Geology, geophysics and exploration	568,476	-	568,476
Supplies and miscellaneous	168,725	-	168,725
Environmental and permit	161,671	-	161,671
Value-added tax (Note 4)	444,994	-	444,994
Total deferred exploration costs during the year	8,251,898	-	8,251,898
Closing balance - (December 31, 2018)	45,518,518	-	45,518,518
Total exploration and evaluation assets	54,678,469	1	54,678,470

Title to exploration and evaluation assets involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral claims. The Company has investigated title to all of its exploration and evaluation assets and, to the best of its knowledge, title to all of its interests are in good standing.

The following is a description of the Company’s most significant property interests:

(a)	Tuligtic

In 2001, the Company acquired by staking a 100% interest in the Tuligtic property in Puebla, Mexico. The property contains the Ixtaca Zone.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

7.	Exploration and evaluation assets (Continued)

(a)	Tuligtic (continued)

In 2015, legal proceedings against the Mexican mining authorities regarding certain mining concessions held by the Company were initiated by the Ejido Tecoltemi. These mining concessions covered approximately 14,000 Ha, including the Company’s project in the Ixtaca Zone and certain endowed lands of the Ejido (the “Ejido Land”), which comprise approximately 330 Ha (the “Original Concessions”).

In 2015, Almaden commenced a process to voluntarily cancel approximately 7,000 Ha of its Original Concessions, including the area covering the Ejido Lands. Almaden divided the Original Concessions into nine smaller concessions, which included two smaller mining concessions which overlapped the Ejido Lands (the “Overlapping Concessions”) and then voluntarily cancelled the Overlapping Concessions. The applicable Mexican mining authorities issued the New Concessions and accepted the abandonment of the Overlapping Concessions in May and June of 2017 after the issuance of a Court Order.

In 2017, the Ejido Tecoltemi filed a legal complaint about the court order leading to the New Concessions. On February 1, 2018, the court reviewing the complaint ruled the Ejido’s complaint was founded, and sent the ruling to the court hearing the Amparo. On December 21, 2018, the General Directorate of Mines issued a resolution that the New Concessions are left without effect, and the Original Concessions are in full force and effect. On February 13, 2019, the General Directorate of Mines delivered, to the court hearing the Amparo, mining certificates stating that the Original Concessions are valid, and the New Concessions are cancelled. On December 16, 2019 the General Directorate of Mines issued mineral title certificates directly to Almaden that the Original Concessions are active and owned by Minera Gorrión and the New Concessions are left without effect. Currently, applicable Mexican mining authority records show the Original Concessions as Almaden’s sole mineral claims to the Ixtaca Project.

On January 21, 2020, Almaden filed an administrative challenge against the Mexican mining authorities’ issuance of the December 2019 Certificates. Almaden’s appeals to this change in mineral tenure are based on Mexican legal advice that the New Concessions remain in full force and effect. Almaden continues to file taxes and assessment reports on the New Concessions, which have been accepted by the Mexican mining authorities, and Almaden has not received any notifications from the Mexican mining authorities regarding unpaid taxes on the Original Concessions.

(b)	Other Property

The Company holds a 40% carried interest in the Logan property located in the Yukon Territory, Canada. The project is carried at a nominal value of $1.

8.	Gold loan payable and gold in trust

The Company has entered into a secured gold loan agreement (“Gold Loan”) with Almadex Minerals Ltd. (“Almadex” or the “Lender”) pursuant to which Almadex has agreed to loan up to 1,597 ounces of gold bullion to the Company. The approximate value of this gold as at May 14, 2019 was USD$2,072,060 or $2,790,858.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

Under the terms of the Gold Loan, the Company will be entitled to draw-down the gold in minimum 400 ounce tranches. At any given time, the amount of gold ounces drawn multiplied by the London Bullion Market Association (“LBMA”) AM gold price in US dollars, plus any accrued interest or unpaid fees, shall constitute the Loan Value.

The maturity date for the Gold Loan is March 31, 2024, and can be extended by two years at the discretion of the Company (the “Term”). Repayment of the Loan Value shall be made either through delivery of that amount of gold drawn, or through the issuance of common shares of the Company (“Shares”), according to the Lender’s discretion. Mandatory prepayment shall be required in the event that the Company’s Ixtaca gold-silver project located in Puebla State, Mexico (the “Ixtaca Project”) enters into commercial production during the Term, requiring the Company to deliver 100 gold ounces per month to the Lender. In addition, the Company has the right to pre-pay the Loan Value at any time without penalty, in either gold bullion or Shares as chosen by the Lender, and the Lender has the right to convert the Loan Value into Shares at any time during the Term. The conversion rate is equal to 95% of the 5 trading day volume weighted average price of the Share on the Toronto Stock Exchange or an equivalent.

The interest rate of the Gold Loan is 10% of the Loan Value per annum, calculated monthly, paid in arrears. Interest payments can either be accrued to the Loan Value, or paid by the Company in cash or gold bullion. A standby fee of 1% per annum, accrued quarterly, will be applied to any undrawn amount on the Gold Loan.

In addition, the Company has issued Almadex 500,000 transferable share purchase warrants (“Warrants”), with an exercise price of $1.50 per Share and expiry date of May 14, 2024 as an arrangement fee to cover the administrative costs of setting up the credit facility. These warrants were valued at $50,000 using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, risk-free interest rate of 1.54%, expected dividend yield of 0% and expected volatility of 44.25%.

Security for the loan is certain equipment related to the Rock Creek Mill, which is not required for the Ixtaca Project. The Gold Loan includes industry standard provisions in the event of default, material breach and change of control.

The Gold Loan was recorded at fair value at inception and is subsequently measured at amortized cost using the effective interest method, recognizing interest expense on an effective yield basis.

The Company has determined that the Gold Loan contains multiple derivatives which are embedded in the US dollar denominated debt instrument. As the convertible Gold Loan is denominated in US dollars and is convertible into common shares based upon a variable Canadian dollar conversion rate, the fixed for fixed criteria is not met. As such, the conversion option cannot be classified as an equity instrument and is deemed to have no value. The embedded derivative from indexation of the loan principal portion to the movement in the price of gold is classified as a derivate financial liability and is marked to market at each period end using the Black-Scholes option-pricing model.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

8.	Gold loan payable and gold in trust (Continued)

At inception, the following assumptions were used: expected life of five years, risk-free interest rate of 1.57% and expected volatility of 11.06%. The fair value of the embedded derivative for the year ended December 31, 2019 increased by $66,631 based on the following assumptions used in the Black-Scholes option-pricing model: expected life of 4.25 years, risk-free interest rate of 1.65% and expected volatility of 12.50%.

Gold loan payable, May 14, 2019	$2,790,858
Less derivative financial liabilities on initial recognition	(378,324)
Accrued interest expense	39,760
Accrued standby fees	13,527
Accretion expense	158,495
Expenses	5,136
Foreign exchange difference	(88,114)
Gold loan payable, December 31, 2019	$2,541,338

Derivative financial liabilities, May 14, 2019	$378,324
Change in fair value through profit & loss	66,631
Foreign exchange difference	(13,990)
Derivative financial liabilities, December 31, 2019	$430,965

As at December 31, 2019, Almaden has 797 ounces of gold bullion on its account at a fair value of $1,576,366.

On September 27, 2019, the Company received $800,000 on the sale of 400 ounces of gold in trust and has recorded a gain on sale of gold in trust of $112,704.

On November 21, 2019, the Company received $777,704 on the sale of 400 ounces of gold in trust and has recorded a gain on sale of gold in trust of $88,228.

	Ounces
Gold in trust, May 14, 2019	1,597	$2,790,858
Sale of gold in trust	(800)	(1,577,704)
Gain on sale	-	200,932
Change in fair value through profit & loss	-	236,217
Foreign exchange difference	-	(73,937)
Gold in trust, December 31, 2019	797	$1,576,366

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves

(a)	Authorized share capital

At December 31, 2019, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

(b)	Details of private placements and other issues of common shares in 2019, 2018 and 2017

On June 7, 2018, the Company closed a non-brokered private placement by the issuance of 9,440,000 units at a price of $1.00 per unit for gross proceeds of $9,440,000. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $1.35 per share until June 7, 2022. The warrants are subject to an acceleration provision whereby if, commencing October 8, 2018, the daily volume weighted average trading price of the common shares on the Toronto stock exchange is higher than $2.00 for 20 consecutive trading days then, on the 20th consecutive trading day of any such period (the “Acceleration Trigger Date”), the expiry date of the warrants may be accelerated by the Company to the 30th trading day after the Acceleration Trigger Date by the issuance of a news release announcing such acceleration within three trading days of the Acceleration Trigger Date. Share issuance costs included finders’ fee of $384,900 in cash, and finders’ warrants to purchase up to 192,450 common shares at a price of $1.35 per common share until June 7, 2020. The fair value of the finders’ warrants was $36,566 per statement of equity. In connection with the private placement, the Company also incurred $216,659 in other cash share issuance costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

On June 1, 2017, the Company closed a bought deal private placement by the issuance of 9,857,800 units at a price of $1.75 per unit for gross proceeds of $17,251,150. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.45 per share until June 1, 2020. Share issue costs included a finder’s fee of $1,035,069 in cash, and finders’ warrants to purchase up to 295,734 common shares at a price of $2.00 per common share until June 1, 2019. The fair value of the finders’ warrants was $171,526. In connection with the private placement, the Company also incurred $296,823 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

On February 7, 2017, the Company closed a non-brokered private placement by the issuance of 2,519,407 units at a price of $1.35 per unit for gross proceeds of $3,401,199. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until August 7, 2019. Share issue costs included a finder’s fee of $88,631 in cash, and finders’ warrants to purchase up to 17,911 common shares at a price of $1.35 per common share until August 7, 2019. The fair value of the finders’ warrants was $9,165. In connection with the private placement, the Company also incurred $116,408 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(c)	Warrants

The continuity of warrants for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Exercise	December 31,				December 31,
Expiry date	price	2018	Issued	Exercised	Expired	2019
June 1, 2019	$2.00	295,734	-	-	(295,734)	-
August 7, 2019	$2.00	1,259,704	-	-	(1,259,704)	-
August 7, 2019	$1.35	10,411	-	-	(10,411)	-
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
June 7, 2020	$1.35	192,450	-	-	-	192,450
June 7, 2022	$1.35	4,720,000	-	-	-	4,720,000
May 14, 2024	$1.50	-	500,000	-	-	500,000
Warrants outstanding and exercisable		11,407,199	500,000	-	(1,565,849)	10,341,350
Weighted average exercise price		$1.91	$1.50	-	$2.00	$1.88

The weighted average remaining life of warrants outstanding at December 31, 2019 was 1.53 years (2018 – 2.14 years).

	Exercise	December 31,				December 31,
Expiry date	price	2017	Issued	Exercised	Expired	2018
November 25, 2018	$2.00	1,614,541	-	-	(1,614,541)	-
November 25, 2018	$1.44	22,972	-	-	(22,972)	-
June 1, 2019	$2.00	295,734	-	-	-	295,734
August 7, 2019	$2.00	1,259,704	-	-	-	1,259,704
August 7, 2019	$1.35	10,411	-	-	-	10,411
June 1, 2020	$2.45	4,928,900	-	-	-	4,928,900
June 7, 2020	$1.35	-	192,450	-	-	192,450
June 7, 2022	$1.35	-	4,720,000	-	-	4,720,000
Warrants outstanding and exercisable		8,132,262	4,912,450	-	(1,637,513)	11,407,199
Weighted average exercise price		$2.27	$1.35	-	$1.99	$1.91

The weighted average remaining life of warrants outstanding at December 31, 2018 was 2.14 years (2017 – 1.95 years).

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(c)	Warrants (continued)

	Exercise	December 31,				December 31,
Expiry date	price	2016	Issued	Exercised	Expired	2017
November 17, 2017	$1.00	2,036,667	-	(1,986,667)	(50,000)	-
November 25, 2018	$2.00	1,614,541	-	-	-	1,614,541
November 25, 2018	$1.44	45,944	-	(22,972)	-	22,972
June 1, 2019	$2.00	-	295,734	-	-	295,734
August 7, 2019	$2.00	-	1,259,704	-	-	1,259,704
August 7, 2019	$1.35	-	17,911	(7,500)	-	10,411
June 1, 2020	$2.45	-	4,928,900	-	-	4,928,900
Warrants outstanding and exercisable		3,697,152	6,502,249	(2,017,139)	(50,000)	8,132,262
Weighted average exercise price		$1.44	$2.34	$1.01	$1.00	$2.27

The weighted average remaining life of warrants outstanding at December 31, 2017 was 1.95 years (2016 – 1.34 years).

The weighted average fair value of finders’ warrants granted during the years ended December 31, 2019, 2018 and 2017 calculated using the Black-Scholes option-pricing model at the issue dates, are as follows:

Weighted average assumptions used

Number of warrants	Date of issue	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
500,000	May 14, 2019	$ 0.10	1.54%	5	44.25%	$Nil
192,450	June 7, 2018	$ 0.19	1.94%	2	54.02%	$Nil
295,734	June 1, 2017	$ 0.58	0.71%	2	66.26%	$Nil
17,911	February 7, 2017	$ 0.51	0.72%	2.50	61.54%	$Nil

(d)	Share purchase option compensation plan

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital. Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the issued and outstanding common shares in any twelve month period. At December 31, 2019, the Company had reserved 1,165,672 stock options that may be granted. The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.

The maximum term of all options is five years. The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest. Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period. All options granted during the years ended December 31, 2019, 2018 and 2017 vested on the grant date.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (continued)

The Company’s stock option plan permits the option holder to exercise cashless by surrendering a portion of the underlying option shares to pay for the exercise price and the corresponding withholding taxes, if applicable.

The continuity of stock options for the year ended December 31, 2019, 2018 and 2017 are as follows:

Expiry date	Exercise price	December 31, 2018	Granted	Exercised	Expired	December 31, 2019
January 2, 2019	$1.04	375,000	-	-	(375,000)	-
March 17, 2019	$1.35	207,000	-	-	(207,000)	-
May 4, 2019	$1.99	175,000	-	-	(175,000)	-
May 19, 2019	$1.84	75,000	-	-	(75,000)	-
June 12, 2019	$1.89	75,000	-	-	(75,000)	-
July 2, 2019	$1.32	150,000	-	-	(150,000)	-
July 2, 2019	$1.19	60,000	-	-	(60,000)	-
July 2, 2019	$1.34	1,427,000	-	-	(1,427,000)	-
September 19, 2019	$1.40	1,160,000	-	-	(1,160,000)	-
April 10, 2020	$1.03	90,000	-	-	-	90,000
April 30, 2020	$1.53	500,000	-	-	-	500,000
April 30, 2020	$1.14	100,000	-	-	-	100,000
April 30, 2020	$1.04	100,000	-	-	-	100,000
June 8, 2020	$0.98	2,180,000	-	-	-	2,180,000
September 30, 2020	$1.25	1,095,000	-	-	-	1,095,000
September 30, 2020	$0.83	106,000	-	-	-	106,000
September 30, 2020	$0.79	170,000	-	-	-	170,000
December 13, 2020	$0.86	762,000	-	-	-	762,000
February 7, 2021	$1.11	300,000	-	-	-	300,000
February 7, 2021	$0.84	-	425,000	-	-	425,000
March 29, 2021	$1.08	400,000	-	-	-	400,000
March 29, 2021	$0.90	-	100,000	-	-	100,000
May 6, 2021	$0.69	-	557,000	-	-	557,000
July 7, 2021	$0.80	-	1,612,000	-	-	1,612,000
August 13, 2021	$1.01	-	150,000	-	-	150,000
September 16, 2021	$0.90	-	1,160,000	-	-	1,160,000
December 12, 2021	$1.00	200,000	-	-	-	200,000
Options outstanding and exercisable		9,707,000	4,004,000	-	(3,704,000)	10,007,000
Weighted average exercise price		$1.19	$0.83	-	$1.38	$0.97

The weighted average remaining life of stock options outstanding at December 31, 2019 was 1.02 years (2018 – 1.24 years).

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (continued)

Expiry date	Exercise price	December 31, 2017	Granted	Exercised		Expired	December 31, 2018
April 4, 2018	$1.74	90,000	-	-		(90,000)	-
May 6, 2018	$1.41	100,000	-	-		(100,000)	-
June 8, 2018	$1.44	1,915,000	-	-		(1,915,000)	-
June 18, 2018	$1.46	250,000	-	-		(250,000)	-
June 29, 2018	$1.71	15,000	-	-		(15,000)	-
August 9, 2018	$1.91	491,000	-	-		(491,000)	-
September 15, 2018	$1.85	170,000	-	-		(170,000)	-
December 11, 2018	$0.72	590,000	-	(575,000	)(i)	(15,000)	-
December 11, 2018	$1.68	150,000	-	-		(150,000)	-
December 11, 2018	$1.80	20,000	-	-		(20,000)	-
January 2, 2019	$1.04	375,000	-	-		-	375,000
March 17, 2019	$1.35	207,000	-	-		-	207,000
May 4, 2019	$1.99	175,000	-	-		-	175,000
May 19, 2019	$1.84	75,000	-	-		-	75,000
June 12, 2019	$1.89	75,000	-	-		-	75,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	60,000	-	-		-	60,000
July 2, 2019	$1.34	1,427,000	-	-		-	1,427,000
September 19, 2019	$1.40	1,160,000	-	-		-	1,160,000
April 10, 2020	$1.03	-	90,000	-		-	90,000
April 30, 2020	$1.53	500,000	-	-		-	500,000
April 30, 2020	$1.14	100,000	-	-		-	100,000
April 30, 2020	$1.04	-	100,000	-		-	100,000
June 8, 2020	$0.98	-	2,180,000	-		-	2,180,000
September 30, 2020	$1.25	1,195,000	-	-		(100,000)	1,095,000
September 30, 2020	$0.83	-	106,000	-		-	106,000
September 30, 2020	$0.79	-	170,000	-		-	170,000
December 13, 2020	$0.86	-	762,000	-		-	762,000
February 7, 2021	$1.11	-	300,000	-		-	300,000
March 29, 2021	$1.08	-	400,000	-		-	400,000
December 12, 2021	$1.00	-	200,000	-		-	200,000
Options outstanding and exercisable		9,290,000	4,308,000	(575,000)		(3,316,000)	9,707,000
Weighted average exercise price		$1.39	$0.97	$0.72		$1.54	$1.19

(i)	In accordance with the Company’s stock option plan, options holders exercised 552,000 stock options on a cashless basis at an exercise price of $0.72. The total number of shares issued in connection with the cashless exercise of options was 64,094.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (continued)

The weighted average remaining life of stock options outstanding at December 31, 2018 was 1.24 years (2017 – 1.33 years).

Expiry date	Exercise price	December 31, 2016	Granted	Exercised		Expired	December 31, 2017
January 6, 2017	$0.98	1,180,000	-	(1,180,000	)(i)	-	-
May 4, 2017	$1.91	175,000	-	(75,000)		(100,000)	-
June 8, 2017	$1.98	75,000	-	-		(75,000)	-
August 26, 2017	$0.74	1,310,000	-	(1,310,000	)(i)	-	-
September 11, 2017	$2.31	500,000	-	-		(500,000)	-
November 22, 2017	$2.22	100,000	-	-		(100,000)	-
April 4, 2018	$1.74	90,000	-	-		-	90,000
May 6, 2018	$1.41	100,000	-	-		-	100,000
June 8, 2018	$1.44	1,915,000	-	-		-	1,915,000
June 18, 2018	$1.46	250,000	-	-		-	250,000
June 29, 2018	$1.71	15,000	-	-		-	15,000
August 9, 2018	$1.91	491,000	-	-		-	491,000
September 15, 2018	$1.85	170,000	-	-		-	170,000
December 11, 2018	$0.72	724,000	-	(134,000	)(i)	-	590,000
December 11, 2018	$1.68	150,000	-	-		-	150,000
December 11, 2018	$1.80	20,000	-	-		-	20,000
January 2, 2019	$1.04	375,000	-	-		-	375,000
March 17, 2019	$1.35	-	207,000	-		-	207,000
May 4, 2019	$1.99	-	175,000	-		-	175,000
May 19, 2019	$1.84	-	75,000	-		-	75,000
June 12, 2019	$1.89	-	75,000	-		-	75,000
July 2, 2019	$1.32	150,000	-	-		-	150,000
July 2, 2019	$1.19	60,000	-	-		-	60,000
July 2, 2019	$1.34	-	1,427,000	-		-	1,427,000
September 19, 2019	$1.40	-	1,160,000	-		-	1,160,000
April 30, 2020	$1.53	-	500,000	-		-	500,000
April 30, 2020	$1.14	-	100,000	-		-	100,000
September 30, 2020	$1.25	-	1,195,000	-		-	1,195,000
Options outstanding and exercisable		7,850,000	4,914,000	(2,699,000)		(775,000)	9,290,000
Weighted average exercise price		$1.29	$1.39	$0.88		$2.21	$1.39

(j)	In accordance with the Company’s stock option plan, options holders exercised 350,000; 1,150,000 and 92,000 stock options on a cashless basis at an exercise price of $0.98, $0.74 and $0.72, respectively. The total number of shares issued in connection with the cashless exercise of options was 532,836.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

9.	Share capital and reserves (Continued)

(d)	Share purchase option compensation plan (continued)

The weighted average remaining life of stock options outstanding at December 31, 2017 was 1.33 years (2016 – 1.13 years).

The weighted average fair value of options granted during the years ended December 31, 2019, 2018 and 2017, calculated using the Black-Scholes option-pricing model at grant date, are as follows:

Weighted average assumptions used:

Number of options	Date of grant	Fair value per share	Risk free interest rate	Expected life (in years)	Expected volatility	Expected dividends
1,160,000	September 16, 2019	$0.29	1.60%	2	50.73%	$Nil
150,000	August 13, 2019	$0.28	1.35%	2	50.20%	$Nil
1,612,000	July 4, 2019	$0.19	1.58%	2	45.82%	$Nil
557,000	May 6, 2019	$0.17	1.59%	2	45.42%	$Nil
100,000	March 1, 2019	$0.22	1.68%	2	50.79%	$Nil
425,000	January 3, 2019	$0.31	1.91%	2	50.28%	$Nil
762,000	December 13, 2018	$0.24	1.89%	2	49.38%	$Nil
200,000	December 12, 2018	$0.28	2.06%	3	49.50%	$Nil
170,000	September 26, 2018	$0.25	2.19%	2	47.93%	$Nil
106,000	August 15, 2018	$0.21	2.09%	2	48.39%	$Nil
2,180,000	June 18, 2018	$0.29	1.85%	2	51.53%	$Nil
100,000	May 7, 2018	$0.33	1.95%	2	55.21%	$Nil
90,000	April 10, 2018	$0.31	1.85%	2	55.18%	$Nil
400,000	March 29, 2018	$0.42	1.94%	3	55.10%	$Nil
300,000	February 7, 2018	$0.48	1.99%	3	64.14%	$Nil
1,195,000	December 22, 2017	$0.62	1.71%	3	65.20%	$Nil
100,000	November 23, 2017	$0.50	1.46%	3	63.93%	$Nil
500,000	September 12, 2017	$0.55	1.59%	2.5	63.12%	$Nil
1,160,000	August 25, 2017	$0.48	1.24%	2	62.80%	$Nil
75,000	June 12, 2017	$0.63	0.88%	2	65.95%	$Nil
75,000	May 19, 2017	$0.60	0.72%	2	65.65%	$Nil
175,000	May 4, 2017	$0.63	0.71%	2	65.77%	$Nil
207,000	March 17, 2017	$0.47	0.80%	2	61.28%	$Nil
1,427,000	January 11, 2017	$0.54	0.75%	2	68.94%	$Nil

Total share-based payments expenses as a result of options granted and vested during the year ended December 31, 2019 was $933,120 (2018 - $1,308,740; 2017 - $2,693,070).

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

10.	Related party transactions and balances

(a)	Compensation of key management personnel

Key management includes members of the Board, the Chairman, the President and Chief Executive Officer, the Chief Financial Officer, the Vice President, Corporate Development, the Vice President Operations & Projects, and the Vice President, Project Development. The net aggregate compensation paid or payable to key management for services after recovery from Azucar Minerals Ltd. and Almadex Minerals Ltd. (Note 10 (b)) is as follows:

	December 31,	December 31,	December 31,
	2019	2018	2017

Salaries and benefits	$681,291	$952,079	$813,400
Share-based payments	768,020	1,090,540	2,216,170
Directors’ fees	70,000	70,000	70,000
	$1,519,311	$2,112,619	$3,099,570

(b)	Administrative Services Agreements

Effective August 1, 2015, the Company recovers a portion of expenses from Azucar pursuant to an administrative services agreement between the Company and Azucar.

Effective May 18, 2018, the Company also recovers a portion of expenses from Almadex pursuant to an administrative services agreement between the Company and Almadex.

During the year ended December 31, 2019, the Company received $639,320 (2018 - $542,657; 2017 - $499,798) from Azucar for administrative services fees included in other income and received $320,093 (2018 – $243,260; 2017 - $Nil) from Almadex for administrative services fees included in other income.

At December 31, 2019, included in accounts receivable is $61,873 (2018 - $170,181) due from Azucar and $34,296 (2018 - $116,268) due from Almadex in relation to expenses recoveries.

At December 31, 2019, the Company accrued $133,498 (2018 - $37,533) payable to Almadex for drilling equipment rental services in Mexico.

(c)	Other related party transactions

During the year ended December 31, 2019, the Company employed the Chairman’s daughter for a salary of $48,800 less statutory deductions (2018 - $48,800; 2017 - $43,800) for marketing and administrative services provided to the Company.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

11.	Net loss per share

Basic and diluted net loss per share

The calculation of basic net loss per share for the year ended December 31, 2019 was based on the loss attributable to common shareholders of $3,763,075 (2018 - $3,511,667; 2017 - $5,231,295) and a weighted average number of common shares outstanding of 111,726,719 (2018 - 107,584,263; 2017 - 95,873,417).

The calculation of diluted net loss per share for the year ended December 31, 2019, 2018 and 2017 did not include the effect of stock options and warrants, as they were considered to be anti-dilutive.

12.	Supplemental cash flow information

Supplemental information regarding non-cash transactions is as follows:

Investing and financing activities	December 31, 2019	December 31, 2018	December 31, 2017

Exploration and evaluation assets expenditures included in trade and other payables	$166,154	$694,167	$493,943
Right-of-use assets	(394,654)	-	-
Gold in trust	(2,790,858)	-	-
Gold loan payable	2,412,534	-	-
Derivative financial liabilities	378,324	-	-
Lease liabilities	394,654	-	-
Fair value of finders’ warrants	-	36,566	180,691
Fair value of finders’ warrants transferred to share capital on exercise of finders’ warrants	-	-	12,797
Fair value of cash stock options transferred to share capital on exercise of options	-	6,670	496,859
Fair value of cashless stock options transferred to share capital on exercise of options	-	160,080	387,930

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

12.	Supplemental cash flow information (Continued)

Supplemental information regarding the split between cash and cash equivalents is as follows:

	December 31, 2019	December 31, 2018

Cash	$912,214	$2,580,580
Term Deposits	-	2,500,000
	$912,214	$5,080,580

13.	Income Taxes

(a)	The provision for income taxes differs from the amounts computed by applying the Canadian statutory rates to the net loss before income taxes due to the following:

	December 31, 2019	December 31, 2018	December 31, 2017
Loss before income taxes	$(3,763,075)	$(3,511,667)	$(5,231,295)
Statutory rate	27.00%	27.00%	26.00%

Expected income tax	(1,016,030)	(948,150)	(1,360,137)
Effect of different tax rates in foreign jurisdictions	(23,478)	(38,010)	9,728
Non-deductible share-based payments	251,942	353,360	700,198
Other permanent items	10,121	2,766	3,360
Change in deferred tax assets not recognized	50,106	151,738	1,921,226
Impact of change in tax rates	-	-	(348,020)
Share issuance costs	(2,638)	(172,294)	(399,602)
True-ups and other	729,977	650,590	(526,753)
Deferred income tax (recovery) expenses	$-	$-	$-

(b)	The Company’s deferred income tax recovery and deferred income tax liability relates to the Mexican income tax and Special Mining Duty (“SMD”) associated with the Tuligtic project. As a consequence of the Company’s spin-out, management has determined that the Company will most likely recover the carrying amount of the Tuligtic property through use rather than through sale. Before the spin-out was planned, it was management’s expectation that the carrying amount of the Tuligtic property would be recovered through sale rather than through use. Given this change in expected manner of recovery, the Company has reflected the tax impacts in the financial statements.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

13.	Income Taxes (Continued)

The significant components of deferred income tax assets (liabilities) are as follows:

	December 31, 2019	December 31, 2018

Deferred tax assets
Non-capital losses	$4,132,896	$4,282,555

Deferred tax liabilities
Exploration and evaluation assets	(5,567,778)	(5,717,437)

Net deferred tax liabilities	$(1,434,882)	$(1,434,882)

(c)	Deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	December 31, 2019	December 31, 2018

Non-capital loss carry forwards	$20,101,127	$18,758,080
Capital loss carry forwards	23,352,906	24,538,993
Exploration and evaluation assets	8,188,922	8,221,842
Share issue costs	1,035,649	1,554,264
Property, plant and equipment	493,445	483,609
Donations	10,000	-
Investment tax credit	239,849	239,849
	$53,421,898	$53,796,637

At December 31, 2019, the Company had operating loss carry forwards available for tax purposes in Canada of $19,498,082 (2018 - $17,858,501) which expire between 2032 and 2039 and in Mexico of $14,383,103 (2018 - $15,173,872) which expire between 2022 and 2029.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

14.	Financial instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Except for derivative financial liabilities, the Company does not carry any financial instruments at FVTPL.

The Company is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and the Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at December 31, 2019, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$151,844	$97,257
Gold in trust	1,576,366	-
Total assets	$1,728,210	$97,257

Trade and other payables	$341,170	$141,692
Gold loan payable	2,541,338	-
Derivatives financial liabilities	430,965	-
Total liabilities	$3,313,473	$141,692

Net assets	$(1,585,263)	$(44,435)

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $159,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $4,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large financial institutions, located in both Canada and Mexico. Cash equivalents mature at less than ninety days during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivable and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

14.	Financial instruments (Continued)

(b)	Credit risk (Continued)

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at December 31, 2019, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents, and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to varying interest rates on cash and cash equivalents. The Company has no debt bearing variable interest rate.

A 1% change in the interest rate would change the Company’s net loss by $9,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

(f)	Classification of financial instruments

IFRS 13 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

14.	Financial instruments (Continued)

(f)	Classification of financial instruments (Continued)

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative financial liabilities	-	430,965	-	430,965

15.	Management of capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period.

16.	Segmented information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

The Company’s non-current assets are located in the following geographic locations:

	December 31, 2019	December 31, 2018
Canada	$339,364	$86,372
United States	14,098,446	13,673,883
Mexico	56,976,748	54,683,143
	$71,414,558	$68,443,398

Almaden Minerals Ltd.

Notes to the consolidated financial statements

For the years ended December 31, 2019, 2018 and 2017

Expressed in Canadian dollars

17.	Subsequent events

(a)	On January 30, 2020 and February 14, 2020, the Company entered into two amended option agreements to secure land holdings on the Tuligtic project. The Company has the option to acquire a 100% ownership of two land holdings for total cash payments of USD$675,000 and $4,000,000 Mexico pesos (MXN) payable over two years respectively. Payments are not refundable upon termination of the option agreement.

(b)	On March 4, 2020, the Company granted certain employees, officers, directors and consultants an aggregate of 1,130,000 stock options in accordance with the terms of the Company’s stock option plan, each of which is exercisable into one common share at an exercise price of $0.47 per share until March 4, 2022.

(c)	On March 10, 2020, the Company announced a proposed non-brokered private placement of 4,900,000 common shares units at a price of $0.41 per unit for gross proceeds of $2,009,000. Each unit would consist of one common share and one non-transferable common stock warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.65 per share for 3 years following the closing of the placement. Subsequently, on March 19, 2020, the Company announced a re-pricing of the proposed non-brokered private placement to amend terms of the offering as follows:

•	The purchase price of the Units of the Offering has been reduced from $0.41 to $0.37 per Unit.
•	The exercise price of each share purchase Warrant has been reduced from $0.65 to $0.50.
•	The size of the Offering has been increased from up to 4,900,000 Units to up to 5,400,000 Units, which may be increased.

All other material terms of the previously announced Offering remain the same. Closing of the placement is anticipated to be on or about March 27, 2020 and is subject to market conditions and receipt of applicable regulatory approvals.

(d)	In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.